Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
NEW YORK, NY 10036
________

TEL: (212) 735-7886
FAX: (212) 735-2000
www.skadden.com

June 28, 2019

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Office of Electronics and Machinery
100 F. Street N.E.
Washington, D.C. 20549
Attention: Thomas Jones
Heather Percival

RE:	Envista Holdings Corporation
Draft Registration Statement on Form S-1
Submitted Confidentially on May 20, 2019
CIK No. 0001757073
Dear Mr. Jones and Ms. Percival:
On behalf of Envista Holdings Corporation (the “Company”), and in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated June 14, 2019 (the “Comment Letter”) relating to the Company’s draft registration statement on Form S-1 submitted confidentially to the Commission on May 20, 2019 (the “Registration Statement”), set forth below are the Company’s responses to the Comment Letter, which are being submitted on a confidential basis. A draft amendment to the Registration Statement incorporating the Company’s responses, as applicable, and other updates to the Registration Statement are being submitted confidentially to the Commission on the date hereof, pursuant to the policy announced by the Commission on June 29, 2017, as supplemented on August 17, 2017, for non-public review by the Staff prior to the public filing of the Registration Statement. The Registration Statement relates to the proposed initial public offering of the Company’s Class A common stock (“IPO”).
The Company will publicly file the Registration Statement and all non-public draft submissions thereof at least 15 days prior to any road show for the IPO or, in the absence of a road show, at least 15 days prior to the requested effective date of the Registration Statement.

Mr. Thomas Jones
Ms. Heather Percival
Securities and Exchange Commission
June 28, 2019

The Company’s responses set forth in this letter are numbered to correspond to the numbered comments in the Comment Letter. For your convenience, we have set out the text of the comments from the Comment Letter in italics, followed by the Company’s response. Page numbers referenced in the Company’s responses refer to page numbers in the prospectus (the “Prospectus”) included in the Registration Statement. Capitalized terms used but not defined herein shall have the meanings set forth in the Registration Statement.
Draft Registration Statement on Form S-1 Submitted May 20, 2019
Risks Related to the Separation and Our Relationship with Danaher, page 5

1.	Revise the sixth bullet point to discuss the elimination of the conversion feature upon transfer of the Class B shares.
Response: In accordance with the Staff’s comment, disclosure has been added on page 6 of the Prospectus to the sixth bullet point under the section entitled “Risk Factors—Risks Related to the Separation and Our Relationship with Danaher.”

2.	We note your disclosure in the last bullet point that you will have debt obligations following your separation from Danaher. Please revise to quantify the debt obligations.
Response: In accordance with the Staff’s comment, the second to last bullet point on page 6 of the Prospectus under the section entitled “Risk Factors—Risks Related to the Separation and Our Relationship with Danaher” has been revised and additional disclosure has been added.
Following the separation and this offering..., page 31

3.	Revise to disclose the percentage of outstanding shares that high-vote shareholders must keep to continue to control the outcome of matters submitted to shareholders for approval.
Response: In accordance with the Staff’s comment, disclosure has been added on page 33 of the Prospectus under the section entitled “Risk Factors—Following the separation and this offering, Danaher will continue to control the direction of our business, and the concentrated ownership of our common stock may prevent you and other stockholders from influencing significant decisions.”
Our Class B common stock may remain as a separate class..., page 32

4.
Revise to discuss the elimination of the conversion feature of your Class B shares upon transfer, as discussed on page 134, and its impact on Class A shareholders. Also, revise your disclosure here and on page 134 to discuss the likelihood of mandatory conversion by shareholder approval given the high-vote status of the Class B shares.

Response: In accordance with the Staff’s comment, disclosure has been added on page 34 of the Prospectus under the section entitled “Risk Factors—Our Class B common stock may remain as a separate class with higher voting rights compared to the Class A common stock” and on page 147 of the Prospectus under the section entitled “Description of Capital Stock—Conversion Rights.”

Mr. Thomas Jones
Ms. Heather Percival
Securities and Exchange Commission
June 28, 2019

We cannot predict the impact our dual class structure..., page 38

5.	Revise your disclosure to discuss the potential adverse impact on liquidity of your Class A shares if such shares are ineligible for inclusion in certain indices due to your dual class structure.
Response: In accordance with the Staff’s comment, disclosure has been added on page 41 of the Prospectus under the section entitled “Risk Factors—We cannot predict the impact our dual class structure may have on our stock price.”
Your percentage ownership in us may be diluted in the future, page 40

6.	Revise to discuss the dilutive effect to Class A shareholders of future issuances of high-vote shares.
Response: In accordance with the Staff’s comment, disclosure has been added on page 43 of the Prospectus under the section entitled “Risk Factors—Your percentage ownership in us may be diluted in the future.”
Nobel Biocare Systems, page 85

7.
Expand your discussion here of the N1 implant system to address the regulatory approval process, including what steps you have taken and what steps remain. Furthermore, balance your disclosure to state that you may not receive regulatory approval. Also, clarify how your system may be more efficient than currently used drilling protocols.

Response: In accordance with the Staff’s comment, disclosure has been added on page 94 of the Prospectus under the section entitled “Business—Our Business Segments.”
Sales and Distribution, page 89

8.
Revise your disclosure to discuss the material terms of any long-term agreements you have with your significant distributor. File the agreements as exhibits or advise. If you do not have any long-term agreements with your significant distributor, revise your disclosure here and in your third risk factor on page 17 to clarify.

Response: In response to the Staff’s comment, the Staff is respectfully advised that the Company does not have any long-term, material agreements with its significant distributor, Henry Schein, Inc. (“Henry Schein”). The Company is party to a master distribution agreement with Henry Schein that covers distribution of its KaVo Kerr products in the U.S. and Canada and is scheduled to expire on December 31, 2019. While the Company expects its U.S. and Canadian commercial relationship with Henry Schein to continue following such date, the contractual framework between the parties following the expiration of the current master agreement has not been determined. Disclosure has been added on page 19 of the Prospectus under the section entitled “Risk Factors—Risks Related to Our Businesses” and on page 98 of the Prospectus under the section entitled “Business—Sales and Distribution” to this effect. Outside the U.S. and Canada, the Company is party to agreements with Henry Schein in various countries but such agreements have remaining terms of less than two years and the annual revenue realized under such agreements individually and in the aggregate is immaterial to the Company. In light of the foregoing, the Staff is respectfully advised that further

Mr. Thomas Jones
Ms. Heather Percival
Securities and Exchange Commission
June 28, 2019

disclosure of the terms of the Henry Schein master distribution agreement or any other agreement would not be material to investors and thus is not required to be included in the Prospectus.
In addition, the Staff is respectfully advised that item 601(b)(10) of Regulation S-K does not require the filing of contracts as an exhibit to a registration statement if they are made in the ordinary course of business. All of the agreements with Henry Schein were entered into in the ordinary course of business and are of a type that ordinarily accompanies the sale of Envista products in the ordinary course. Sales of Envista products through third party distributors are part of the normal sales practices of the Envista business, and Envista has distribution arrangements with other third parties of a nature similar to the Henry Schein agreements. Moreover, the Henry Schein agreements are not contracts upon which Envista's business is substantially dependent, as the Company distributes its products through a significant number of third party distributors.
For the reasons set forth above, Envista respectfully submits that it is not required to file any Henry Schein agreements as exhibits to the Registration Statement or disclose their material terms in the Prospectus. Envista will evaluate the terms of any new agreement it enters into with Henry Schein in the future to determine if additional disclosure or filing is warranted.
Certain Relationships and Related Person Transactions, page 126

9.	Please disclose the term and termination provisions of the Tax Matters Agreement and the Employee Matters Agreement mentioned on pages 130-132.
Response: In accordance with the Staff’s comment, disclosure has been added on pages 142 through 144 of the Prospectus under the sections entitled “Certain Relationships and Related Person Transactions—Tax Matters Agreement” and “Certain Relationships and Related Person Transactions—Employee Matters Agreement.”

10.	Please disclose the portion of your business affected by the Intellectual Property Matters Agreement and the DBS License Agreement mentioned on page 132.
Response: In response to the Staff’s comment, the Staff is supplementally advised that the Company believes that there may be relatively little use of any intellectual property (i.e., trade secrets (excluding DBS) and patented technology) licensed to the Company pursuant to the Intellectual Property Matters Agreement, and although such licensed intellectual property applies to all portions of our businesses, we do not believe that the Intellectual Property Matters Agreement has a material impact on any of our businesses. We have added a statement on page 144 of the Prospectus under the section entitled “Certain Relationships and Related Person Transactions—Intellectual Property Matters Agreement” to this effect in the description of the Intellectual Property Matters Agreement.
The Staff is further supplementally advised that DBS, which will be rebranded as the Envista Business System as used by the Company following the closing of this offering, is a set of methodologies and processes that the Company’s various businesses and functions use to continuously improve performance. As a result, it is not feasible to define the impact of DBS

Mr. Thomas Jones
Ms. Heather Percival
Securities and Exchange Commission
June 28, 2019

by quantifying or specifying a particular portion of the Company’s business that it impacts. However, we believe that in the Prospectus under the sections entitled “Business—Our Company,” “Business—Our Competitive Strengths” and “Business—Our Business Strategy” on pages 91 through 93 of the Prospectus, we convey the critical strategic and competitive importance of DBS to the Company. In addition, we have added disclosure on page 145 of the Prospectus under the section entitled “Certain Relationships and Related Person Transactions—DBS License Agreement” that DBS is expected to be generally applicable across the Company’s businesses and functions.
* * *
We thank you for your prompt attention to this letter and look forward to hearing from you at your earliest convenience. Please direct any questions concerning this submission to the undersigned at (212) 735-7886 or thomas.greenberg@skadden.com.

Sincerely,

/s/ Thomas W. Greenberg

Thomas W. Greenberg

cc:    Amir Aghdaei
James F. O’Reilly